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**centrica**

*taking care of the essentials*



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Secretariat

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Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

**centrica**

*taking care of the essentials*

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

29 July, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**
**Interim Results**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

# Centrica plc
## Interim Results for the six months ended 30 June 2004
*(unaudited)*

### Financial Highlights:

- Turnover from continuing operations, excluding Accord, up 3% at £6.3bn.
- 10% increase in operating profit* to £763m, with operating margin up to 12%.
- Earnings* at a record level, up 9% to £520m.
- Adjusted basic earnings per share up 8% to12.2p.
- Operating cash inflow £769m, compared with £730m in 2003.
- Interim dividend 2.5p per share, up 47% on 2003.

### Operating Overview:

- Refocus on energy and related home services following announced sale of AA.
- Significant future spend planned in LNG.
- Energy supply profits strong.
- Energy consumption up on 2003 with more seasonally normal weather.
- Further growth in the gas and power asset portfolio.
- British Gas transformation progressing on timeline presented in February 2004.
- Home Services profits increased by 24%, with product relationships up 12%.
- 63% increase in operating profit from Centrica Storage.

### Statutory Results:

- Turnover £9,220m (2003: £9,345m).
- Operating profit £600m, after exceptional items of £98m and goodwill amortisation of £65m (2003: £605m, after goodwill amortisation of £89m).
- Earnings £383m, after exceptional items net of tax of £72m and goodwill amortisation of £65m (2003: £390m, after goodwill amortisation of £89m).
- Basic earnings per share 9.0p (2003: 9.2p).

*"These results, achieved in a challenging period, show that Centrica's fundamental business model is robust and will continue to deliver the profitable growth which underpins shareholder value."*
***-- Sir Roy Gardner, Chief Executive***

* including joint ventures and associates, before exceptional items and goodwill amortisation

## CHAIRMAN'S STATEMENT

The first half of 2004 has been a challenging time for energy supply businesses and our results reflect the skill and professionalism of our management team. Oil, gas and power prices have risen to levels we have not seen for many years. Once again we have seen actual commodity prices considerably higher than forward predictions, with an even greater impact currently forecast for the second half of the year. Some companies in our industry have already responded with consumer price rises and it is very likely, at these levels, that more will be forced to follow.

The energy marketplace is changing. The UK has traditionally been a major exporter of gas but, with North Sea gas reserves diminishing, within the next few years it will need to start importing gas through new pipelines and other means including LNG (Liquefied Natural Gas). With this in mind, at the beginning of July, we announced our intention to reinforce the energy focus of the company to ensure we remain well placed in the global energy market. We will commit significant upstream investment to secure competitive supplies of gas and electricity for our customers in all of our chosen markets.

As part of this reinforced focus we also announced the proposed sale of the AA. This sale will crystallise the value we have created over the last five years and enable us to return cash to shareholders while retaining the flexibility to fund our increased investment plans. The board is clear that it is only by implementing our core strategy with vigour and determination that we can economically satisfy customer demand, secure long term energy supply and fairly reward our shareholders in the future

### Dividend

The board of directors has declared an interim dividend for 2004 of 2.5 pence per share, an increase of 47% on the 2003 dividend. This is in line with our stated commitment to increase our payout ratio to 40% in 2004 and to 50% in 2005.

When we announced the disposal of the AA we also set out our intention to pay a special dividend totalling £1 billion, which should equate to approximately 23p per share, in conjunction with a share consolidation to offset the dilutive effects of this on the share price. The payment of the dividend is dependent on the approval of the consolidation at an Extraordinary General Meeting; the timing will be announced in due course. We may commence our share buyback programme ahead of completion of the disposal of the AA should appropriate conditions apply.

### The board of directors

It was a privilege to succeed Sir Michael Perry as Chairman of Centrica at the Annual General Meeting on 10 May. Sir Michael had served as Chairman since July 1997 and I would like to thank him for the wise counsel and clear guidance he has provided to the board and his colleagues over the years.

I am very pleased to welcome Mary Francis to the board as a non-executive director. Mary is currently Director General of the Association of British Insurers and a Director of the Bank of England.. She will bring wide ranging experience to bear in this role.

**Roger Carr**
**Chairman**

**29 July 2004**

Earnings and operating profit numbers are stated, throughout the commentary, before exceptional items and goodwill amortisation where applicable. The directors believe this measure assists with better understanding the underlying performance of the group. The equivalent amounts after exceptional items and goodwill amortisation are reflected in note 1 and are reconciled at group level in the group profit and loss account, with descriptions of the exceptional items in note 3. Adjusted earnings and adjusted basic earnings per share are reconciled to their statutory equivalents in note 7.

All current financial results listed are for the 6 months ended 30 June 2004. All references to 'the prior period', '2003' and 'last year' mean the 6 months ended 30 June 2003 unless otherwise specified.

# CHIEF EXECUTIVE'S REVIEW

## Turnover and profitability

Group turnover from continuing operations (excluding Accord trading revenue) was £6.3 billion in the first half of 2004, up 3% from the same period last year. Turnover grew in British Gas in both energy, as a result of price increases and more seasonally normal consumption, and in Home Services. We saw a similar effect in energy in Centrica Business Services and continued growth in both the AA and the One.Tel business units. This was partially offset by a decrease in our North American trading activity and in the revenue from the Texas business where customer numbers in the price-to-beat regions were lower. The disposal of Goldfish in the second half of 2003 also negatively impacted overall year-on-year turnover comparisons.

Group operating profit* of £763 million was up 10% from £694 million in 2003, with improved performance in British Gas, the AA, Centrica Storage, One.Tel and the removal of losses with the disposal of Goldfish.

## Cash flow, capital expenditure and acquisitions

Group operating cash flow was £769 million for the first half 2004 compared with £730 million for the same period in 2003. This is due to an increase of £35 million to £970 million in operating profit* before depreciation from continuing operations.

Acquisition expenditure net of disposals increased compared with the prior year to £168 million (2003: £66 million). The first half of the year brought the completion of several transactions including the acquisition of the Killingholme power station in the UK and the Bastrop power station in Texas, along with the acquisition of one million customers and a gas producer in Alberta.

The group's net cash inflow (before management of liquid resources and financing) was £192 million against £398 million for the prior year period. Net capital expenditure and financial investment was up by £34 million at £126 million.

## Net interest, net debt and net assets

Net interest payable was £18 million (2003: £29 million) and was covered 42 times by operating profit* (2003: 24 times).

The group ended the half year with net cash on the balance sheet (excluding the £206 million of non-recourse debt in respect of the Canadian water heaters) of £390 million versus net debt of £96 million at 30 June 2003 (excluding the Goldfish bank working capital facility). Net assets grew by 9% over 2003, from £2.8 billion to £3.0 billion, due to retained earnings.

## Taxation

The taxation charge of £216 million for the first six months of 2004 represents an effective 29% rate on profits adjusted for goodwill amortisation and exceptional items (2003: £186 million, representing an effective rate of 28%).

The overall charge reflects the recognition of deferred tax assets during 2004 which were unrecognised at the last year-end, offset by higher tax rates for offshore gas production and in North America.

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

## International Financial Reporting Standards (IFRS)

UK public companies are required to comply with IFRS from 1 January 2005. The specific areas which are likely to be most relevant to Centrica are the need to:

- mark to market energy contracts that are not for own use or do not qualify as hedges under International Accounting Standard (IAS) 39. The form and timing of IAS 39 is still uncertain.
- confirm a final, industry treatment for Petroleum Revenue Tax (PRT). There is uncertainty over whether PRT should be treated as an income tax or a production cost which impacts the method of calculation.
- record the pension deficit, net of deferred tax, on the balance sheet under IAS 19; this standard is still subject to revision.
- subject goodwill to an annual impairment test rather than an amortisation charge.

We will be ready to report under IFRS from 1 January 2005 and will provide comparatives for 2004. However we currently do not intend to publish any IFRS-based numbers in this calendar year, until these key uncertainties are resolved by the International Accounting Standards Board.

## Outlook

As announced on 1 July, we are reinforcing the focus of the group on the supply of energy and related home services. We are targeting substantial upstream investment over the next five years to ensure that we have a strong base of energy assets to underpin our competitive cost of goods as the energy market continues to globalise. Our strengthened upstream position will be a key enabler in our continued drive to enhance the value of our customer offering.

A central part of this drive is the transformation programme within British Gas. This remains on the timeline we showed in February 2004. The rollout of the second phase of Siebel functionality which facilitates dynamic targeted marketing and cross-selling will be complete by the end of this year. The new SAP billing will begin rollout on schedule in the first half of 2005. The transformation programme will deliver its contribution towards the British Gas margin target of 8% in 2005.

Market prices for gas and electricity in 2004 are 28% and 20% higher than in 2003, with the forward prices for 2005 higher again by 20% and 23% respectively. This continued rise will particularly impact our cost of goods in the fourth quarter and we currently anticipate considerably lower margins in the second half; this will be the key factor in our next decision on retail tariffs.

In Home Services we anticipate continued growth in our newer products supported by our core central heating cover offering. The improved operational performance in the second half will be dampened by heavier expensed investment as we build the engineer deployment capability.

Centrica Business Services has maintained its position in a very competitive marketplace. However, the current forecast increase in input commodity costs, particularly in the fourth quarter, is expected to erode second half margins.

We continue to expect total gas production volumes in 2004 to be at the same level as 2003. Since our estimation in 2002 of a 10% per annum fall in production levels, the actual level has fallen in total by only 4%. Given this, we currently anticipate around a 25% reduction in 2005. The Industrial and Wholesaling business is likely to remain unprofitable in the second half of 2004 and into 2005 as the price escalators to customers lag the exceptionally high forward gas input prices.

Centrica Storage has benefited from the sustained increase in the summer/winter gas price differential. With the storage pricing year running from May to April and the improving situation around asset reliability, the second half of the year is expected to deliver further profit growth.

We announced the sale of the AA on 1 July and expect to complete this transaction at or before the end of September. There will be continued involvement by Centrica over the next twelve months as we assist the

new owners with a smooth transition to deliver continuity of service for members and increased certainty for staff.

We are continuing to expand and develop our position in North America and to concentrate on underpinning our retail positions with an appropriate level of asset cover. In line with our statement earlier this year, we expect operating profit in 2004 to be slightly down on 2003, due to the effect of currency movements. We intend to acquire further power generation capacity in Texas where our electricity load is high and continue to look for further gas reserves to support our Canadian businesses. Initial response to our customer offering in the larger customer segment of the commercial sector has been very encouraging and we will continue to use our technical capabilities to create competitive advantage as we expand our reach and build a scale position.

In summary, the second half of 2004 will be even more challenging than the first, with commodity costs for the fourth quarter of particular concern. However, Centrica's fundamental business model is robust and we are confident that our full year performance will meet expectations and form a solid base for further improvement in 2005.

**Sir Roy Gardner**
**Chief Executive**

**29 July 2004**

# SEGMENTAL BUSINESS COMMENTARY

## British Gas Residential

This was another challenging start to a year for the energy supply market with outturn commodity costs in the first quarter higher than expected. With the price rise in January, however, turnover in the first half rose by 11% to £3.7 billion (2003: £3.3 billion) with operating profit* up by 37% to £274 million (2003: £200 million).

The transformation programme has progressed well during the first half and remains on the timeline we showed in February 2004. Roll out of the second phase of Siebel functionality for the second release of the CRM platform began in the middle of June. This will facilitate targeted marketing campaigns and cross selling. This functionality is now expected to be rolled out to all frontline agents by the end of 2004. The build stage of the new SAP billing engine (third release) is going to plan and preparatory work for the comprehensive testing phase is almost complete.

Total spend to date on the British Gas transformation programme is £343 million (of which £45 million was expensed) with £4 million expensed in 2004 (2003: £7 million). We have made further progress towards our cross-product holdings target with average products per customer now standing at 1.64, up from 1.60 at the same point last year.

We are progressing the reorganisation we announced in June. This will remove 1,100 positions from British Gas and result in an ongoing annual saving after 2004 of £50 million. We have taken an exceptional charge of £54 million at the half year in respect of this.

*Energy*

Turnover rose by 11% to £3.2 billion (2003: £2.9 billion) due mainly to the effect of price rises and a more seasonal weather pattern than in 2003. The effect of weather on consumption added £20 million to gross margin compared with last year, although it was still warmer than Seasonal Normal Temperature (SNT). We experienced higher than anticipated gas customer losses during the middle of the first half – a reaction to the January price rise – although churn levels returned to a more normal level in the second quarter with annualised churn running at 12% in gas and 18% in electricity.

Operating profit* was up 35% at £228 million (2003: £169 million), driven primarily by the increase in turnover but partially offset by unexpectedly high commodity prices over and above those anticipated in our price rise. We estimate the impact of the unanticipated rise in commodity costs was £38 million.

Margins in the second half of the year are traditionally considerably lower than the first half as a result of seasonal demand and relatively fixed operating costs. We expect 2004 to follow this pattern with the additional impact of increased commodity costs in the fourth quarter.

We have continued to develop our approach to the government's Energy Efficiency Commitment (EEC) to achieve the maximum impact and brand awareness for the investment made. EEC spend in the first half was £38 million (2003: £19 million).

In addition, there was an exceptional profit of £51 million from the reduction of a provision made for future payments relating to a number of life-of-field take or pay gas purchase agreements where the third party field reserves have been reassessed downwards and therefore the amount to be settled by Centrica will be lower. These contracts hedge demand in the residential business.

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

| For the six months ended 30 June | H1 2004 | H1 2003 | Δ% | FY 2003 |
|---|---|---|---|---|
| **Customer numbers (period end) (000):** | | | | |
| Residential gas | 12,294 | 12,761 | (3.7%) | 12,590 |
| Residential electricity | 6,191 | 6,042 | 2.5% | 6,189 |
| **Estimated market share (%):** | | | | |
| Residential gas | 60 | 63 | (3 ppts) | 62 |
| Residential electricity | 24 | 24 | - | 24 |
| **Average consumption:** | | | | |
| Residential gas (therms) | 373 | 354 | 5% | 614 |
| Residential electricity (kWh) | 2,104 | 2,039 | 3% | 4,178 |
| **Weighted average sales price:** | | | | |
| Residential gas (p/therm) | 50.21 | 46.67 | 8% | 47.57 |
| Residential electricity (p/kWh) | 6.55 | 6.15 | 7% | 6.19 |
| **Weighted average unit costs:** | | | | |
| Residential gas (WACOG, p/therm) | 24.06 | 22.06 | 9% | 22.65 |
| Residential electricity (WACOE, p/kWh) | 2.75 | 2.48 | 11% | 2.46 |
| **Transportation & distribution (£m):** | | | | |
| Residential gas | 704 | 690 | 2% | 1,305 |
| Residential electricity | 244 | 226 | 8% | 479 |
| **Total** | **948** | **916** | **3.5%** | **1,784** |
| **Turnover (£m):** | | | | |
| Residential gas | 2,337 | 2,129 | 10% | 3,742 |
| Residential electricity | 846 | 739 | 14% | 1,547 |
| **Total** | **3,183** | **2,868** | **11%** | **5,289** |
| **Operating profit (£m)*** | | | | |
| Residential energy | 228 | 169 | 35% | 136 |
| **Operating margin (%)** | | | | |
| Residential energy | 7 | 6 | 1 ppt | 2.6 |
| **British Gas product holding**** | | | | |
| Average British Gas products per customer | 1.64 | 1.60 | 2.5% | 1.62 |

** British Gas Brand

*Home Services*

Turnover increased by 10% to £452 million (2003: £411 million) due mainly to the continued increase in product holdings. Total product relationships grew by 12% to 7.2 million (2003: 6.4 million).

Operating profit* increased by 24% to £51 million (2003: £41 million), due to the increase in turnover and the partly fixed nature of the cost base creating operational leverage in the business model. The period has seen continued strong growth particularly in our newer home service products, reflecting the expanding market for these services, and demonstrating our ability to generate value from our increasing engineer workforce. 2004 also brought the first investment in the new engineer deployment infrastructure which is necessary for the effective deployment of up to 10,000 engineers by 2006. This programme will cost around £40 million of which approximately £7 million will be expensed during 2004 and 2005.

| For the six months ended 30 June | H1 2004 | H1 2003 | Δ% | FY 2003 |
|---|---|---|---|---|
| **Customer product holdings (period end) (000):** | | | | |
| Central heating service contracts | 3,298 | 3,154 | 4.6% | 3,250 |
| Other central heating service contracts | 827 | 841 | (1.7%) | 837 |
| Kitchen appliances care (no. of appliances) | 1,222 | 969 | 26% | 1,109 |
| Plumbing & drains care | 1,142 | 965 | 18% | 1,084 |
| Electrical care | 666 | 467 | 43% | 598 |
| Home security | 27 | 28 | (3.6%) | 28 |
| **Total holdings** | **7,182** | **6,424** | **12%** | **6,906** |
| Central heating installations | 42 | 43 | (2.3%) | 86 |
| **Turnover (£m)** | | | | |
| Central heating service contracts | 214 | 191 | 12% | 391 |
| Central heating installations | 111 | 115 | (3.5%) | 228 |
| Other | 127 | 105 | 21% | 228 |
| **Total** | **452** | **411** | **10%** | **847** |
| Engineering staff employed | 7,786 | 6,981 | 12% | 7,160 |
| **Operating profit (£m)*** | | | | |
| Home services | 51 | 41 | 24% | 84 |
| **Operating margin (%)** | | | | |
| Home services | 11 | 10 | 1 ppt | 10 |

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

*British Gas Communications*

Turnover increased by 19% to £31 million (2003: £26 million) as a result of growth in fixed line customer numbers and an increase in the average revenue per user (ARPU) due mainly to the continued take-up of fixed price calling plans and the growth in the Carrier Pre-Selection (CPS) base, with 92% of the fixed line base now on a CPS tariff. The operating loss* has been halved with the achievement of an enhanced margin per customer due to better carrier negotiations, offset slightly by competitive pricing pressures.

Churn levels increased slightly after BT's line rental increases, which impact all of our customers, especially those on a CPS tariff. In June we responded to BT's new pricing with a marketing campaign and an even more competitive tariff structure.

| *For the six months ended 30 June* | H1 2004 | H1 2003 | Δ% | FY 2003 |
|---|---|---|---|---|
| Customer numbers (fixed line) (period end) (000) | 390 | 378 | 3.2% | 376 |
| Average minutes used per month (fixed line) | 420 | 366 | 15% | 374 |
| ARPU (monthly fixed line) (£) | 13.03 | 11.23 | 16% | 11.86 |
| Turnover (£m) | 31 | 26 | 19% | 56 |
| **Operating loss (£m)** | | | | |
| British Gas Communications | (5) | (10) | 50% | (14) |

## Centrica Business Services

Turnover rose by 7% to £615 million (2003: £575 million) due mainly to price rises and higher average gas consumption driven by the growth in the proportion of larger industrial and commercial customers.

Operating profit* rose by 9% to £47 million (2003: £43 million). The impact of high commodity costs in the period of £24 million was offset by price rises. There were further savings from a salesforce restructure which should also benefit future years. Energy costs have continued to rise into the second half of the year and it is currently unlikely that these costs can be fully recovered in 2004.

Design work commenced on a programme to deliver a new billing platform and an enhanced customer experience. Total spend between 2004 and 2006 is expected to be £40 million of which £4 million was spent in the first half of this year – £2 million of this was expensed.

| *For the six months ended 30 June* | H1 2004 | H1 2003 | Δ% | FY 2003 |
|---|---|---|---|---|
| **Customer supply points (period end) (000):** | | | | |
| Gas | 363 | 393 | (8%) | 370 |
| Electricity | 527 | 523 | 0.8% | 535 |
| **Total** | **890** | **916** | **(2.8%)** | **905** |
| **Average consumption:** | | | | |
| Gas (therms) | 1,945 | 1,737 | 12% | 3,124 |
| Electricity (kWh) | 12,090 | 12,299 | (1.7%) | 25,700 |
| **Weighted average sales price:** | | | | |
| Gas (p/therm) | 39.26 | 37.47 | 4.8% | 37.75 |
| Electricity (p/kWh) | 5.01 | 4.91 | 2.0% | 4.84 |
| **Weighted average unit costs:** | | | | |
| Gas (WACOG, p/therm) | 22.98 | 21.32 | 8% | 21.56 |
| Electricity (WACOE, p/kWh) | 2.40 | 2.30 | 4.3% | 2.29 |
| **Transportation & Distribution (£m):** | | | | |
| Gas | 64 | 67 | (4.5%) | 130 |
| Electricity | 104 | 102 | 2.0% | 221 |
| **Total** | **168** | **169** | **(0.6%)** | **351** |
| **Turnover (£m):** | | | | |
| Gas | 286 | 253 | 13% | 455 |
| Electricity | 329 | 322 | 2.2% | 670 |
| **Total** | **615** | **575** | **7%** | **1,125** |
| **Operating profit (£m)*** | 47 | 43 | 9% | 51 |
| **Operating margin (%)** | 8 | 7 | 1 ppt | 4.5 |

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

## Centrica Energy

Operating profit* was down by 20% against the same period last year to £287 million (2003: £357 million) due mainly to higher gas input costs affecting the Industrial and Wholesaling business.

*Gas production*

Operating profit* from the gas production business remained flat at £284 million (2003: £282 million). The effect of lower production volumes, with some production deferred to the second half of the year in anticipation of higher prices, and a 50% increase in Petroleum Revenue Tax costs due to increases in forward gas prices, were offset by the increase in gas selling prices for the production portfolio, as the contracted transfer price rose alongside external market prices. During the first six months of 2004 our equity production provided 42% of downstream retail requirements.

The Rose field suffered water breakthrough into the well, resulting in the well being shut-in. Remedial work is currently underway to isolate the water producing zone. Due to the water ingress, however, it is now anticipated that the maximum recoverable gas volume will be no more than 24bcf, compared with 45bcf at the end of 2003. In recognition of this, we have taken exceptional write-off costs of £50 million.

During the first half we commissioned the regular independent audit of our gas reserves portfolio. This reconfirmed the aggregate levels of proven and probable reserves which we have previously quoted. In March, we acquired a 33% interest in the UK side of the Statfjord oil and gas field from Chevron Texaco. This acquisition added 120 million therms of gas and 9 million barrels of oil to Centrica's portfolio. We are committed to acquiring further gas production assets to increase our equity hedge position.

*Industrial and wholesaling*

Sales volumes were down by 16% on the same period last year due to the expiration of a number of industrial sales contracts and lower wholesaling activity than the previous year, when sales were abnormally high due to low demand in the residential supply business.

Profit margins on the supply contracts to industrial customers were significantly impacted as gas cost increases outstripped selling price increases. Sales prices for industrial customers are mainly linked to a mix of published energy indices produced from survey data, which can incorporate long term purchase agreements and therefore do not reflect the higher wholesale prices. Most of these contracts were entered into prior to demerger. In addition, a number of wholesale forward sales contracts have become loss making as gas costs have increased. As a result, the industrial and wholesale business made a loss in the half year of £8 million (2003: £62 million profit).

*Electricity generation*

In July 2004, Centrica completed the acquisition of the 652MW Killingholme CCGT power station in North Lincolnshire taking total equity generation capacity to 2,910MW. In addition, in April, we acquired the option to purchase the total share capital in a subsidiary of Carlton Power Limited, which owns land and consents for developing a gas fired station of up to 1,000MW at Langage in Devon. The total electricity generated in the first half of the year was 4.6TWh (satisfying 21.3% of downstream residential demand), 25% higher than the same period last year reflecting the increased size of the portfolio. The average overall portfolio load factor for the first half was 57%.

*Renewable energy*

The development of the renewables portfolio continues with the award in July of the EPIC (Engineering, Planning, Installation & Construction) contract for the 90MW Barrow offshore wind project to a consortium of KBR and Vestas. In addition, geotechnical surveys are underway for the Inner Dowsing and Lynn offshore wind projects which have first round licences for a capacity of 180MW.

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

*Accord energy*

Despite continuing thin liquidity in the traded markets, Accord made an operating profit* of £11 million in the first half (2003: £13 million). Physical volumes traded during this time were 1.5 times the gas and 2.4 times the electricity volumes supplied to our UK downstream customers.

| *For the six months ended 30 June* | H1 2004 | H1 2003 | Δ% | FY 2003 |
|---|---|---|---|---|
| **Gas production:** | | | | |
| Production volumes (m therms) | | | | |
| Morecambe | 1,971 | 2,079 | (5%) | 3,429 |
| Other | 240 | 258 | (7%) | 457 |
| **Total** | **2,211** | **2,337** | **(5%)** | **3,886** |
| Average sales price (p/therm) | 23.9 | 21.5 | 11% | 22.4 |
| Turnover (£m) | 555 | 528 | 5% | 919 |
| External turnover (£m) | 31 | 30 | 3.3% | 54 |
| Operating costs (£m): | | | | |
| Petroleum revenue tax | 102 | 68 | 50% | 128 |
| Volume related production costs | 121 | 125 | (3.2%) | 213 |
| Other production costs | 48 | 53 | (9%) | 98 |
| **Total** | **271** | **246** | **10%** | **439** |
| Operating profit (£m)* | 284 | 282 | 0.7% | 480 |
| **Power stations** | | | | |
| Power generated (GWh) | 4,649 | 3,721 | 25% | 8,668 |
| **Industrial & wholesale:** | | | | |
| External sales volumes (m therms) | 1,778 | 2,129 | (16%) | 3,679 |
| Average sales price (p/therm) | 21.3 | 21.1 | 0.9% | 21.9 |
| Turnover (£m) | 384 | 460 | (17%) | 809 |
| Operating profit/(loss) (£m)* | (8) | 62 | n/m | 64 |
| **Accord** | | | | |
| Traded volumes (physical) | | | | |
| Gas (m therms) | 7,987 | 11,438 | (30%) | 21,681 |
| Electricity (GWh) | 52,860 | 55,178 | (4.2%) | 108,692 |
| Turnover (£m) | 2,876 | 3,121 | (8%) | 6,218 |
| Operating profit (£m)* | 11 | 13 | (15%) | 17 |
| **Centrica Energy operating profit (£m)*** | **287** | **357** | **(20%)** | **561** |

## Centrica Storage

Centrica Storage, as owner and operator of Rough, the UK's largest gas storage facility, continues to enjoy the benefits of a strong market for gas storage services while addressing issues arising from under-investment in the asset before acquisition.

Operating profit for the half year was £26 million (2003: £16 million). The improvement is largely the result of market increases in storage prices. The average price of a standard bundled unit (SBU) increased by 25% between the 2002/03 and 2003/04 storage years and by a further 70% between the 2003/04 and 2004/05 storage years (storage years run from May to April). The 2004/05 increase is due to both the widening summer/winter gas price spread and the expiry of all of the long term contracts entered into by previous owners at prices below current market levels.

Sales of all SBUs for the 2004/05 storage year were completed without the need for an auction despite the sales period being compressed to just three months as a result of last year's Competition Commission inquiry. The benefit of the 2004/2005 prices (average 28.46p per SBU) will be seen largely in the second half of the year.

An outage in January reinforced the priority being given to investment in plant and people to maintain safety and improve reliability in order to secure maximum value from the asset. The second quarter injection performance was very encouraging compared to the same period last year.

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

## One.Tel

In the first half of 2004, turnover grew by 19% to £100 million over the same period in 2003 (£84 million) with a 4% increase in total customer base. Fixed line ARPU has risen by 8% to £16.83 (2003: £15.63) while average minutes per user has grown by 34% to 415 (2003: 309) due mainly to the take-up of fixed price calling plans and the increase in the number of CPS customers, who now form 45% of the fixed line base (2003: 20%). Revenue from the fixed price calling plans now makes up around 13% of the total residential turnover.

Operating profit* grew to £6 million (2003: Nil) as we made strong progress with establishing a competitive cost base. The call centre set-up in Bangalore progressed more rapidly than expected and is now running at full capacity. While headline customer numbers have remained flat since the end of 2003, this masks the underlying trend of lower value customers being replaced by higher value customers, as indicated by the growth of ARPU in the period.

OFCOM's investigation of BT's pricing has resulted in the recognition of the large cost differential in local call conveyancing between BT and other telecom operators. We welcome the introduction of the interim pricing measures with effect from the 1 July 2004 in advance of a long term solution being made available by BT. Technical trials of a Wholesale Line Rental (WLR) product were completed during the first half. Although the full solution is not currently available we anticipate a basic version will begin to be rolled out in the fourth quarter of this year.

We continue to contribute actively to OFCOM's strategic review of the telecoms market. We welcome this review and hope that it will result in a clearer regulatory framework where all participants can compete on an equal footing.

| *For the six months ended 30 June* | H1 2004 | H1 2003 | Δ% | FY 2003 |
|---|---|---|---|---|
| **Customer numbers (period end) (000):** | | | | |
| Fixed line | 795 | 764 | 4.1% | 793 |
| Mobile | 69 | 62 | 11% | 73 |
| Other services | 208 | 204 | 2% | 218 |
| **Total (30 day tolling)** | **1,072** | **1,030** | **4.1%** | **1,084** |
| Average minutes used per month (fixed line) | 415 | 309 | 34% | 345 |
| ARPU (monthly fixed line) (£) | 16.83 | 15.63 | 8% | 16.18 |
| ARPU (monthly mobile) (£) | 16.63 | 13.58 | 22% | 14.44 |
| Average products per customer (period end) | 1.30 | n/a | n/a | 1.29 |
| Turnover (£m) | 100 | 84 | 19% | 178 |
| Operating profit/(loss) (£m)* | 6 | Nil | n/m | 4 |
| Operating margin (%) | 6 | - | 6 ppts | 2.2 |

## Centrica North America

We have continued to expand and develop our presence in North America through a number of further acquisitions in 2004 both upstream and downstream. We acquired around one million gas and electricity customers in Alberta (£30 million), the Bastrop power station in Texas (£79 million) and additional gas reserves in Alberta (£18 million).

Turnover fell by 17% to £1,060 million (2003: 1,275 million) due mainly to higher than anticipated customer losses in our incumbent businesses in Texas, coupled with a one-off industry reconciliation of customers and consumption, reduced trading activity and the impact of the year-on-year movement in the exchange rate.

Overall operating profit* fell by 14% to £63 million (2003: £73 million). In our core businesses, lower profits in our gas and electricity markets were offset by increased profits in Home and Business Services. There was a further impact of a reduction in energy trading profits of £5 million and foreign exchange differences of £3 million.

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

*Residential and small commercial gas*

Turnover in this segment reduced by 2% over 2003, reflecting lower customer numbers both in Ontario, where the sales environment remains difficult, and northern US markets (including the exit from Georgia), partially offset by the addition in May of the acquired Alberta customers. Operating profit* in this sector fell by 42% to £7 million (2003: £12 million), driven by the fall in customer numbers in Ontario, initial start-up losses in Alberta and the different year-on-year profit phasing of some multi-year customer contracts in one of the US markets due to commodity cycle movements.

In our US gas markets, the regulatory climate, together with a volatile gas price environment, has continued to make it difficult to add value-creating customers. As previously indicated, we will participate only in markets that offer an appropriate return on capital, and accordingly we completed our withdrawal from Georgia during the first half of the year and have moved our focus more towards the commercial and small business market sector.

*Residential and small commercial electricity*

Turnover in this segment fell by 20% to £461 million (2003: £574 million) driven partly by lower net customer numbers in Texas, particularly in the commercial sector, where organic gains did not offset the losses in our incumbent business in West and South Texas. In addition, a one-off market reconciliation in Texas between the marketers, the system operator (ERCOT) and the distribution companies (TDSPs) resulted in a reduction in our estimate of the level of revenue unbilled at the end of 2003. This reduced turnover in the first half of 2004 by £22 million. Processes surrounding the competitive market in Texas are continuing to improve which should lead to a smoother interaction between the key parties in future. The margin impact of this true-up reduced operating profit* in Texas by approximately £16 million, although this was partially offset by the improving performance of the organic business. In May our application to move our Price To Beat tariffs upwards in our two incumbent regions was approved. We made a second upward filing in June and await the results. Overall operating profit* in this business segment was 13% lower at £35 million (2003: £40 million).

The Ontario electricity market for residential and small commercial customers remains effectively closed to further growth under the price cap introduced in November 2002. The short term impact of this is that customer churn has reduced and margins remain strong. The Ontario government recently published draft legislation under which the price cap will be lifted and has now entered a period of consultation with all stakeholders.

*Home & business services*

First half turnover reduced by 11% to £84 million (2003: £94 million) due mainly to the withdrawal in 2003 from the loss-making Pennsylvania operations and the closure of the nine retail stores in Ontario. Operating profit* rose by 80% to £18 million. We are continuing the process of transforming the home services operation with learnings from the UK being used to improve service standards and position the business for further growth.

Initial response to our Business Services proposition has been very encouraging. We are offering an end-to-end product where the supply of the basic commodity is supported by energy management technology and our maintenance and repair business. We are growing to a scale demand with the signing of some high profile contracts in our key markets which complement our current retail positions.

*Upstream and trading activities*

Gas production volumes declined by 10% compared with the first half of 2003 despite continuing progress on the new well development programme to offset the natural decline rates inherent in mature fields. As part of our policy to retain an equity gas hedge we announced the acquisition of Quintana Minerals in May. Our production met 15% (21% in the equivalent period of 2003) of our customer requirements in Canada and the northern US. Average gas selling prices decreased by 8% compared with the same period in 2003

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

despite large market price increases, reflecting the nature of the transfer pricing mechanism where production is pre-allocated to support fixed price retail contracts. Operating profit* fell by 73% to £3 million due to the reduced level of our limited proprietary trading activity in Calgary.

| *For the six months ended 30 June* | H1 2004 | H1 2003 | Δ% | FY 2003 |
|---|---|---|---|---|
| **Customer numbers (period end):** | | | | |
| Residential and small commercial gas (000) | 1,878 | 1,252 | 50% | 1,116 |
| Residential and small commercial electricity (000) | 1,429 | 1,366 | 4.6% | 1,318 |
| Home & business services (000) | 1,719 | 1,654 | 3.9% | 1,690 |
| **Average consumption:** | | | | |
| Residential and small commercial gas (therms) | 828 | 880 | (6%) | 1,340 |
| Residential and small commercial electricity (kWh) | 7,602 | 8,558 | (11%) | 16,630 |
| **Gas production:** | | | | |
| Gas production volumes (m therms) | 164 | 182 | (10%) | 362 |
| Average sales price (p/therm) | 18.4 | 19.9 | (8%) | 19.3 |
| **Turnover (£m):** | | | | |
| Residential and small commercial gas | 340 | 347 | (2%) | 531 |
| Residential and small commercial electricity | 461 | 574 | (20%) | 1,144 |
| Home & business services | 84 | 94 | (11%) | 193 |
| Gas production & energy trading (including I&C) | 175 | 260 | (33%) | 501 |
| **Total** | **1,060** | **1,275** | **(17%)** | **2,369** |
| **Operating profit/(loss) (£m)*:** | | | | |
| Residential and small commercial gas | 7 | 12 | (42%) | 1 |
| Residential and small commercial electricity | 35 | 40 | (13%) | 87 |
| Home & business services | 18 | 10 | 80% | 29 |
| Gas production & energy trading (including I&C) | 3 | 11 | (73%) | 13 |
| Total | **63** | **73** | **(14%)** | **130** |
| **Operating margin (%)** | | | | |
| Total North America | 6 | 6 | - | 5 |

## Europe

We have maintained our number two position in the Flanders market through Luminus while continuing to grow our commercial base organically in Spain through the Luseo Energia brand, which now has signed almost 2000 contracts nationally. The Energy Directives are being implemented across Europe, with clear evidence of this in the opening of the professional market on 1 July 2004. This enables suppliers to sell competitive contracts to the non-residential sector. Our current positions continue to give us a voice in Europe and an improving understanding of the marketplace as we decide on which other markets offer the best long-term value.

## The AA

The AA made excellent progress during the first half of the year with turnover up 8% at £420 million (2003: £389 million). Since the end of 2003, roadside membership is up by 1.5 million to over 15 million. The fixed term loan book has risen to £1.3 billion and the number of motor and home insurance policies now stands at over 1.65 million. All of these factors had a positive impact on operating profit* which was up by 49% at £58 million for the half year (2003: £39 million).

As announced on 1 July, we have agreed to sell the AA to a company formed by CVC Capital Partners Ltd and Permira Advisers Ltd for a total consideration of £1.75 billion. After adjustments for items such as working capital and pension costs, the net consideration is expected to be £1.63 billion. We expect to receive the relevant approvals to be able to complete this disposal by the end of September 2004.

Ownership of the AA has brought great value to the Centrica group over the last 5 years, particularly in terms of customer service, mobile workforce deployment and supply chain management. However, as there was limited room for further material synergies, we felt that this offer appropriately valued the AA with reference to its anticipated future cashflows.

It is currently intended that the results for the AA will be reported as a discontinued operation in the full year financial statements.

* including joint ventures and associates, before exceptional items and goodwill amortisation – see Note 1

**Independent review report to Centrica plc on the financial information for the six months ended 30 June 2004**

## Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises a summary group profit and loss account, group balance sheet at 30 June 2004, statement of total recognised gains and losses, group cash flow statement, reconciliation of net cash flow to movement in net debt and notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

## Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

## Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and not for any other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

## Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
1 Embankment Place,
London
WC2N 6RH
29 July 2004

## Summary Group Profit and Loss Account

| | Notes | 6 months ended 30 June 2004 £m | 6 months ended 30 June 2003 £m | Year ended 31 Dec 2003 £m |
|---|---|---|---|---|
| **Turnover:** | | | | |
| Continuing operations (excluding Accord energy trading) | | **6,344** | 6,161 | *11,612* |
| Accord energy trading | | **2,876** | 3,121 | *6,218* |
| Continuing operations | 1 | **9,220** | 9,282 | *17,830* |
| Discontinued operations | 1 | **-** | 63 | *101* |
| **Group turnover** | 1 | **9,220** | 9,345 | *17,931* |
| Cost of sales | 2 | **(7,316)** | (7,497) | *(14,572)* |
| **Gross profit** | | **1,904** | 1,848 | *3,359* |
| Operating costs before exceptional items and goodwill amortisation | 2 | **(1,177)** | (1,181) | *(2,367)* |
| Exceptional items and goodwill amortisation | 3 | **(160)** | (85) | *(155)* |
| **Group operating profit** | | **567** | 582 | *837* |
| Share of profits less losses in joint ventures and associates – continuing operations | | **33** | 23 | *60* |
| **Operating profit including joint ventures and associates:** | | | | |
| Continuing operations | 1 | **600** | 642 | *935* |
| Discontinued operations | 1 | **-** | (37) | *(38)* |
| | 1 | **600** | 605 | *897* |
| Continuing operations: | | | | |
| Loss on closure of business | 3 | **-** | - | *(16)* |
| Discontinued operations: | | | | |
| Loss on disposal of business | 3 | **-** | - | *(51)* |
| | 3 | **-** | - | *(67)* |
| Net interest payable | | **(18)** | (29) | *(52)* |
| **Profit on ordinary activities before taxation** | | **582** | 576 | *778* |
| Taxation on profit on ordinary activities | 5 | **(190)** | (186) | *(266)* |
| **Profit on ordinary activities after taxation for the period** | | **392** | 390 | *512* |
| Minority interests (equity and non-equity) | | **(9)** | - | *(12)* |
| **Profit attributable to the group** | | **383** | 390 | *500* |
| Dividends | 6 | **(108)** | (73) | *(229)* |
| **Transfer to reserves** | | **275** | 317 | *271* |
| **Dividend per ordinary share** | 6 | **2.5p** | 1.7p | *5.4p* |
| **Earnings per ordinary share** | | | | |
| Basic | 7 | **9.0p** | 9.2p | *11.8p* |
| Diluted | 7 | **8.8p** | 9.1p | *11.6p* |
| Adjusted Basic | 7 | **12.2p** | 11.3p | *16.8p* |

## Group Balance Sheet

| | Notes | 30 June 2004 £m | 30 June 2003 As restated (note 16) £m | 31 Dec 2003 As restated (note 16) £m |
|---|---|---|---|---|
| **Fixed assets** | | | | |
| Intangible assets | | 1,564 | 1,801 | 1,614 |
| Tangible assets | | 2,899 | 2,739 | 2,730 |
| Investments: | 8 | | | |
| Share of gross assets of joint ventures | | 1,130 | 923 | 1,014 |
| Share of gross liabilities of joint ventures | | (1,027) | (824) | (920) |
| | | 103 | 99 | 94 |
| Other investments | | 3 | 4 | 3 |
| | | 4,569 | 4,643 | 4,441 |
| **Current assets** | | | | |
| Stocks | | 121 | 136 | 173 |
| Debtors: | | | | |
| Debtors (amounts falling due within one year) | | 2,559 | 2,577 | 2,921 |
| Debtors (amounts falling due after more than one year) | | 94 | 111 | 117 |
| Goldfish Bank debtors (amounts falling due within one year) | | - | 850 | - |
| Goldfish Bank debtors (amounts falling due after more than one year) | | - | 64 | - |
| Current asset investments | | 1,139 | 733 | 992 |
| Cash at bank and in hand | | 19 | 36 | 34 |
| | | 3,932 | 4,507 | 4,237 |
| **Creditors (amounts falling due within one year)** | | | | |
| Borrowings | | (185) | (276) | (298) |
| Goldfish Bank borrowings | | - | (234) | - |
| Other amounts falling due within one year: | | | | |
| Creditors | | (3,520) | (3,245) | (3,698) |
| Goldfish Bank customer deposits | | - | (600) | - |
| | | (3,520) | (3,845) | (3,698) |
| | | (3,705) | (4,355) | (3,996) |
| **Net current assets** | | 227 | 152 | 241 |
| **Total assets less current liabilities** | | 4,796 | 4,795 | 4,682 |
| **Creditors (amounts falling due after more than one year)** | | | | |
| Borrowings due after more than one year | | (789) | (812) | (781) |
| Creditors due after more than one year | | (101) | (108) | (104) |
| | | (890) | (920) | (885) |
| **Provisions for liabilities and charges** | | (890) | (1,098) | (1,060) |
| **Net assets** | | 3,016 | 2,777 | 2,737 |
| **Capital and reserves – equity interests** | | | | |
| Called up share capital | | 237 | 237 | 237 |
| Share premium account | | 557 | 549 | 549 |
| Merger reserve | | 467 | 467 | 467 |
| Other reserves | | (1) | (10) | (4) |
| Profit and loss account | | 1,546 | 1,319 | 1,271 |
| **Shareholders' funds** | 9 | 2,806 | 2,562 | 2,520 |
| Minority interests (equity and non equity) | | 210 | 215 | 217 |
| **Capital employed** | | 3,016 | 2,777 | 2,737 |

## Statement of Total Recognised Gains and Losses

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Profit for the period | **383** | 390 | *500* |
| Exchange translation differences | **-** | - | *(4)* |
| **Total recognised gains and losses for the period** | **383** | 390 | *496* |

## Group Cash Flow Statement

| | Notes | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|---|
| Cash inflow from continuing operating activities | 10 | **769** | 754 | *1,293* |
| Cash outflow from discontinued operating activities | 10 | **-** | (24) | *(301)* |
| Cash inflow from operating activities | 10 | **769** | 730 | 992 |
| Dividends received from joint ventures and associates | | **6** | 3 | *28* |
| Returns on investments and servicing of finance | 11 | **4** | - | *(15)* |
| Taxation paid | | **(135)** | (67) | *(181)* |
| Capital expenditure and financial investment | 12 | **(126)** | (92) | *(282)* |
| Acquisitions and disposals | 13 | **(168)** | (66) | *292* |
| Equity dividends paid | | **(158)** | (110) | *(182)* |
| Cash inflow before use of liquid resources and financing | | **192** | 398 | *652* |
| Management of liquid resources | | **(149)** | (411) | *(669)* |
| Financing | 14 | **(16)** | 34 | *(13)* |
| **Net increase/(decrease) in cash** | | **27** | 21 | *(30)* |

## Reconciliation of net cash flow to movement in debt, net of cash and current asset investments

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Increase/(decrease) in net cash | **27** | 21 | *(30)* |
| Movement in Goldfish Bank working capital facility | **-** | 196 | *-* |
| Repayment of Goldfish Bank working capital facility | **-** | - | *430* |
| Cash outflow/(inflow) from decrease in other debt and lease financing | **51** | (1) | *53* |
| Cash outflow from increase in liquid resources | **149** | 411 | *669* |
| Change in debt, net of cash and current asset investments resulting from cash flows | **227** | 627 | *1,122* |
| Net debt acquired | **(2)** | - | *-* |
| Exchange adjustments and other non-cash movements | **12** | (25) | *(20)* |
| Movement in debt, net of cash and current asset investments | **237** | 602 | *1,102* |
| Debt, net of cash and current asset investments at 1 January | **(53)** | (1,155) | *(1,155)* |
| Cash/(debt), net of cash and current asset investments at 30 June/31 December | **184** | (553) | *(53)* |
| **Of which:** | | | |
| Net cash/(debt) (excluding Goldfish Bank and non-recourse debt) | **390** | (96) | *163* |
| Goldfish Bank working capital facility | **-** | (234) | *-* |
| Consumers' Waterheater Income Fund (non-recourse) debt | **(206)** | (223) | *(216)* |
| | **184** | (553) | *(53)* |

## Notes

1 **Segmental analysis including share of profits and losses of joint ventures and associates 6 months ended 30 June (i)**

| | Turnover | | Operating profit/(loss) before exceptional items and goodwill amortisation | | Operating profit/(loss) after exceptional items and goodwill amortisation | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | **£m** | £m | **£m** | £m | **£m** | £m |
| **Continuing operations:** | | | | | | |
| Residential Energy | **3,183** | 2,868 | **228** | 169 | **225** | 169 |
| Home Services | **452** | 411 | **51** | 41 | **51** | 40 |
| British Gas Communications | **31** | 26 | **(5)** | (10) | **(5)** | (10) |
| British Gas residential | **3,666** | 3,305 | **274** | 200 | **271** | 199 |
| Centrica Business Services | **615** | 575 | **47** | 43 | **42** | 39 |
| Industrial sales and wholesaling | **384** | 460 | **(8)** | 62 | **(8)** | 62 |
| Gas production | **31** | 30 | **284** | 282 | **234** | 282 |
| Accord energy trading | **2,876** | 3,121 | **11** | 13 | **10** | 13 |
| Centrica Energy | **3,291** | 3,611 | **287** | 357 | **237** | 357 |
| Centrica Storage | **63** | 41 | **26** | 16 | **26** | 16 |
| The AA | **420** | 389 | **58** | 39 | **33** | 14 |
| One.Tel | **100** | 84 | **6** | - | **4** | (2) |
| Centrica North America | **1,060** | 1,275 | **63** | 73 | **33** | 27 |
| Other operations | **5** | 2 | **2** | (4) | **(46)** | (8) |
| | **9,220** | 9,282 | **763** | 724 | **600** | 642 |
| **Discontinued operations:** | | | | | | |
| Goldfish Bank | **-** | 63 | **-** | (30) | **-** | (37) |
| | **9,220** | 9,345 | **763** | 694 | **600** | 605 |

(i) The analysis of operating profit for certain business segments includes an allocation of the group's total commodity costs, reflecting their respective supply requirements.

1 **Segmental analysis including share of profits and losses of joint ventures and associates (continued)**
**Year ended 31 December 2003 (i)**

| | Turnover £m | Operating profit/(loss) before exceptional items and goodwill amortisation £m | Operating profit/(loss) after exceptional items and goodwill amortisation £m |
|---|---|---|---|
| **Continuing operations:** | | | |
| Residential Energy | 5,289 | 136 | 136 |
| Home Services | 847 | 84 | 83 |
| British Gas Communications | 56 | (14) | (14) |
| British Gas residential | 6,192 | 206 | 205 |
| Centrica Business Services | 1,125 | 51 | 40 |
| Industrial sales and wholesaling | 809 | 64 | 64 |
| Gas production | 54 | 480 | 480 |
| Accord energy trading | 6,218 | 17 | 17 |
| Centrica Energy | 7,081 | 561 | 561 |
| Centrica Storage | 82 | 40 | 40 |
| The AA | 797 | 93 | 44 |
| One.Tel | 178 | 4 | 1 |
| Centrica North America | 2,369 | 130 | 50 |
| Other operations | 6 | - | (6) |
| | 17,830 | 1,085 | 935 |
| **Discontinued operations:** | | | |
| Goldfish Bank | 101 | (27) | (38) |
| | 17,931 | 1,058 | 897 |

(i) The analysis of operating profit for certain business segments includes an allocation of the group's total commodity costs, reflecting their respective supply requirements.

## 2 Costs (before exceptional items and goodwill amortisation)

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Cost of sales: | | | |
| Continuing operations | **7,316** | 7,466 | *14,529* |
| Discontinued operations | **-** | 31 | *43* |
| | **7,316** | 7,497 | *14,572* |
| Operating Costs: | | | |
| Continuing operations | **1,177** | 1,119 | *2,282* |
| Discontinued operations | **-** | 62 | *85* |
| | **1,177** | 1,181 | *2,367* |
| Total costs recognised in arriving at group operating profit | **8,493** | 8,678 | *16,939* |

## 3 Exceptional items and goodwill amortisation

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| **Exceptional operating items:** | | | |
| Business restructuring costs (i) | **99** | - | - |
| Gas field impairment (ii) | **50** | - | - |
| Renegotiation provision (iii) | **(51)** | - | - |
| | **98** | - | - |
| **Goodwill amortisation:** | | | |
| Continuing operations | **62** | 78 | *144* |
| Discontinued operations | **-** | 7 | *11* |
| | **62** | 85 | *155* |
| Goodwill amortisation within joint ventures and associates | **3** | 4 | *6* |
| | **65** | 89 | *161* |
| **Non-operating exceptional charges:** | | | |
| Continuing operations | | | |
| Loss on closure of business | **-** | - | *16* |
| Discontinued operations | | | |
| Loss on disposal of business | **-** | - | *51* |
| | **-** | - | *67* |

3 **Exceptional items and goodwill amortisation (continued)**

(ii) Business restructuring costs comprise £99 million resulting from staff reductions at the corporate centre and IS as well as the acceleration of elements of the British Gas transformation programme.

(iii) Unforeseen water break-through into the Rose well has resulted in the well being shut-in. A work-over of the well is currently underway to isolate the water producing zone. However, due to water ingress it is now anticipated that the maximum recoverable volume is up to 25bcf. This has resulted in an impairment charge of £50 million.

(iv) In 1997 Centrica re-negotiated certain long term Take or Pay contracts which would have resulted in commitments to pay for gas that would be excess to requirements and/or at prices above likely market rates. A provision was made covering the net present cost of estimated further payments resulting from those renegotiations including one due for future settlement in 2008 based on the reserves in a group of third party fields. Published estimates of these reserves during the year have indicated a reduction from the 1997 forecast level of reserves. The provision has been reduced by £51 million based on a conservative view of the revised reserve levels.

4 **Earnings before exceptional items and goodwill amortisation**

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Operating profit including joint ventures and associates (before exceptional items) | **698** | 605 | *897* |
| Add back goodwill amortisation (note 3) | **65** | 89 | *161* |
| Operating profit before goodwill amortisation | **763** | 694 | *1,058* |
| Net interest payable | **(18)** | (29) | *(52)* |
| Taxation on ordinary activities (before exceptional items) | **(216)** | (186) | *(282)* |
| Minority interest (before exceptional items) | **(9)** | - | *(10)* |
| Earnings before exceptional charges and goodwill amortisation | **520** | 479 | *714* |

5 **Taxation**

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Taxation charge before exceptional items | **216** | 186 | *282* |
| Tax on exceptional items | **(26)** | - | *(16)* |
| | **190** | 186 | *266* |

## 6 Dividends

It is intended to pay the interim dividend of 2.5 pence per share (2003: 1.7 pence per share) to shareholders together with the special dividend. The payment date will be confirmed following completion of the AA sale. The final 2003 dividend of 3.7 pence per share was paid in June 2004.

## 7 Earnings per share

| | **6 months ended 30 June 2004** | | 6 months ended 30 June 2003 | | *Year ended 31 Dec 2003* | |
|---|---|---|---|---|---|---|
| | **Earnings £m** | **EPS Pence** | Earnings £m | EPS Pence | *Earnings £m* | *EPS Pence* |
| Earnings – basic | **383** | **9.0** | 390 | 9.2 | *500* | *11.8* |
| Exceptional items after tax and minority interests | **72** | **1.7** | - | - | *53* | *1.2* |
| Goodwill amortisation | **65** | **1.5** | 89 | 2.1 | *161* | *3.8* |
| Earnings – adjusted basic | **520** | **12.2** | 479 | 11.3 | *714* | *16.8* |
| Earnings – diluted | **383** | **8.8** | 390 | 9.1 | *500* | *11.6* |
| Weighted average number of shares (million) used in the calculation of basic and adjusted basic EPS | | **4,246** | | 4,229 | | *4,235* |
| Weighted average number of shares (million) used in the calculation of diluted EPS | | **4,331** | | 4,280 | | *4,296* |

## 8 Fixed asset investments

| | **30 June 2004 £m** | 30 June 2003 As restated (note 16) £m | *31 Dec 2003 As restated (note 16) £m* |
|---|---|---|---|
| Joint Ventures | | | |
| Share of gross assets | **1,130** | 923 | *1,014* |
| Share of gross liabilities | **(1,027)** | (824) | *(920)* |
| Other investments | **3** | 4 | *3* |
| | **106** | 103 | *97* |

8 **Fixed asset investments (continued)**

The group's share of joint ventures principally comprised its interest in Humber Power Limited (electricity generation), Centrica Personal Finance Limited (AA and British Gas personal loans activities), AA Financial Services (AA credit card activities) and Luminus NV (energy supply).

**Share of joint ventures' assets and liabilities**
**30 June 2004**

| | Humber Power Limited £m | Centrica Personal Finance Limited £m | AA Financial Services £m | Luminus NV £m | Other £m | **Total £m** |
|---|---|---|---|---|---|---|
| Share of gross assets | 333 | 638 | 40 | 107 | 12 | **1,130** |
| Share of gross liabilities | (300) | (633) | (38) | (50) | (6) | **(1,027)** |
| | 33 | 5 | 2 | 57 | 6 | **103** |
| Net debt included in share of gross assets and share of gross liabilities | (206) | (631) | (37) | (17) | (3) | **(894)** |

9 **Movements in shareholders' funds**

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 As restated (note 16) £m | *Year ended 31 Dec 2003 As restated (note 16) £m* |
|---|---|---|---|
| 1 January | **2,520** | 2,226 | *2,226* |
| Profit attributable to the group | **383** | 390 | *500* |
| Dividends | **(108)** | (73) | *(229)* |
| Exchange translation differences | **-** | - | *(4)* |
| Issue of shares net of reserves movement on employee share schemes | **8** | 11 | *13* |
| Shares to be distributed under long term incentive scheme | **3** | 8 | *14* |
| Net movement in shareholders' funds for the period | **286** | 336 | *294* |
| Shareholders' funds at end of the 30 June/ 31 December | **2,806** | 2,562 | *2,520* |

## 10 Reconciliation of group operating profit to operating cash flow

| | 6 months ended 30 June 2004 £m | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| **Continuing operations** | | | |
| Group operating profit | **567** | 619 | *875* |
| Add back: | | | |
| Goodwill amortisation | **62** | 78 | *144* |
| Depreciation and impairment | **257** | 211 | *394* |
| Employee share scheme costs | **4** | 8 | *16* |
| Profit on sale of investments | **-** | (8) | *(8)* |
| Profit on sale of fixed assets | **(2)** | - | *(3)* |
| Provisions | **105** | 30 | *(159)* |
| (Increase)/decrease in working capital | **(217)** | (184) | *34* |
| Operating cash flow before exceptional payments: | | | |
| Continuing operations | **776** | 754 | *1,293* |
| Payments relating to exceptional charges | **(7)** | - | *-* |
| Cash inflow from continuing operations after exceptional payments | **769** | 754 | *1,293* |

| | 6 months ended 30 June 2004 £m | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| **Discontinued operations** | | | |
| Operating loss | **-** | (37) | *(38)* |
| Add back: | | | |
| Goodwill amortisation | **-** | 7 | *11* |
| Depreciation and impairment | **-** | 8 | *11* |
| Provisions | **-** | (4) | *(3)* |
| Decrease/(increase) in working capital | **-** | 2 | *(282)* |
| Cash outflow from discontinued operations | **-** | (24) | *(301)* |
| Cash inflow from operating activities after exceptional payments | **769** | 730 | 992 |

Group operating cashflow from continuing operations includes the effect of operating exceptional items. Group operating profit is stated after exceptional items of £98m, depreciation includes £50m in relation to exceptional items and the movement on provisions includes £47m in relation to exceptional items.

## 11 Returns on investments and servicing of finance

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Interest received | **30** | 20 | *54* |
| Interest paid | **(23)** | (16) | *(61)* |
| Interest element of finance lease rental payments | **(3)** | (4) | *(8)* |
| | **4** | - | *(15)* |

## 12 Capital expenditure and financial investment

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Purchase of tangible fixed assets | **(137)** | *(112)* | *(323)* |
| Sale of tangible fixed assets | **10** | *20* | *39* |
| Loans to joint ventures repaid | **1** | - | *2* |
| | **(126)** | *(92)* | *(282)* |

## 13 Acquisitions and disposals

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Acquisitions: | | | |
| Subsidiary undertakings and businesses | **(177)** | (40) | *(77)* |
| Joint ventures and associates | **(1)** | (9) | *(10)* |
| Deferred consideration | - | (26) | *(30)* |
| Total cash payments | **(178)** | (75) | *(117)* |
| Cash acquired | **7** | - | - |
| Disposals: | | | |
| Receipt on disposal of Goldfish credit card and loan business | **3** | - | *1,095* |
| Repayment of Goldfish Bank working capital facility | - | - | *(701)* |
| Proceeds from other disposals | - | 9 | *15* |
| | **(168)** | (66) | *292* |

## 14 Financing

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Commercial paper: | | | |
| Issued | **45** | 236 | *204* |
| Repaid | **(77)** | (236) | *(236)* |
| Capital element of finance lease rentals | **(19)** | (19) | *(38)* |
| Bonds issued | **-** | 20 | *17* |
| Realised net foreign exchange gain/(loss) | **36** | (23) | *(12)* |
| Investment by equity and non-equity minority shareholders | **(8)** | 45 | *41* |
| Issue of ordinary share capital | **7** | 11 | *11* |
| | **(16)** | 34 | *(13)* |

## 15 Pensions

These statements have been prepared under SSAP 24. The group's main pension schemes are subject to independent actuarial valuations for SSAP 24 purposes at least every three years. The date of the most recent actuarial valuation was 31 March 2001. The total pension and other retirement benefit costs arising in the year and the reconciliation to the balance sheet provision were as follows:

| | **6 months ended 30 June 2004 £m** | 6 months ended 30 June 2003 £m | *Year ended 31 Dec 2003 £m* |
|---|---|---|---|
| Pension and other retirement benefits provision at 1 January | **30** | 75 | *75* |
| Profit and loss charge | **46** | 38 | *79* |
| Employer contributions paid | **(71)** | (57) | *(124)* |
| Pension and other retirement benefits provision at 30 June/31 December | **5** | 56 | *30* |

A triennial valuation of the defined benefit pension schemes as at 31 March 2004 is due to be received from the independent actuary before the end of the year. For the purposes of the Interim Statement, without the results of that valuation, the company has continued to calculate SSAP24 pensions costs based on the last valuation at 31 March 2001. The surplus arising at the last valuation has continued to be amortised for the 3 months to 31 March 2004, giving rise to a credit to the profit and loss account in the period of £7 million. Any revisions to the pension fund contribution arising once the latest valuation is completed will be reflected in the results for the 6 month period to 31 December 2004.

## 15 Pensions (continued)

Set out below is indicative information on changes in net assets which would arise from valuation of the pension scheme assets and liabilities in accordance with FRS 17.

The major assumptions used for the actuarial valuation were:

| | **30 June 2004 %** | 30 June 2003 % | *31 Dec 2003 %* |
|---|---|---|---|
| Rate of increase in employee earnings | **4.4** | 4.5 | *4.25* |
| Rate of increase in pensions in payment and deferred pensioner | **2.9** | 2.5 | *2.75* |
| Discount rate | **5.8** | 5.5 | *5.5* |
| Inflation | **2.9** | 2.5 | *2.75* |

On this basis, the market value of the assets in the schemes and the present value of the liabilities in the schemes were:

| | **30 June 2004 £m** | 30 June 2003 £m | *31 Dec 2003 £m* |
|---|---|---|---|
| Total fair value of assets | **2,486** | 2,074 | *2,359* |
| Present value of schemes' liabilities | **(3,454)** | (3,192) | *(3,430)* |
| Deficit in the schemes | **(968)** | (1,118) | *(1,071)* |
| Related deferred tax asset | **290** | 335 | *321* |
| Net pension liability | **(678)** | (783) | *(750)* |

Under SSAP24 the group balance sheet includes a provision of £5 million at 30 June 2004. Had FRS17 been implemented in full at that date, the net assets of the group would have been reduced by £673 million.

Had FRS17 been implemented in full for the 6 months to June 2004, the charge for pension costs in the profit and loss account would have increased by £38 million compared with that under SSAP24 as set out below:

| | FRS 17 £m | SSAP 24 £m | Increase £m |
|---|---|---|---|
| Amount charged to operating profit | 81 | 46 | 35 |
| Amount charged to interest | 3 | - | 3 |
| Charge to profit and loss account | 84 | 46 | 38 |

## 16 Basis of preparation

(i) The financial information contained in this report is unaudited, but has been formally reviewed by the auditors and their report to the company is set out on page 14. The information shown for the year ended 31 December 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the statutory accounts for the year ended on that date, except that comparative information has been restated as a result of the adoption of UITF 38 'Accounting for ESOP Trusts' ("UITF 38") as described in note 16 (ii). The report of the auditors on the statutory accounts for the year ended 31 December 2003 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

(ii) The interim financial statements have been prepared on the basis of accounting policies set out in the group's 2003 statutory accounts, with the exception of the group's policy in respect of own shares held under trust.

The group has implemented UITF 38 from 1 January 2004. UITF 38 requires own shares held under trust to be deducted in arriving at shareholders' funds. Previously own shares held under trust were presented as fixed asset investments. Accordingly own shares held under trust at a book value of £17 million have been reclassified from fixed asset investments to shareholders funds resulting in a reduction to the group's previously reported net assets of £17 million at 31 December 2003. The reduction to the group's previously reported net assets at 30 June 2003 as a result of this change in accounting policy is £18 million. The implementation of UITF 38 had no material impact on the group's previously reported profits and losses. Comparative figures have been restated in the balance sheet and related notes.

The group has also implemented Revised UITF Abstract 17 'Employee Share Schemes' ("Revised UITF 17") from 1 January 2004. Revised UITF 17 requires the minimum profit and loss charge for share options granted to be determined as the intrinsic value. Previously the charge was based on either intrinsic value or, where purchases of shares were made by an ESOP trust at fair value, by reference to the cost of shares available for the award less any contributions payable by the employees. The implementation of Revised UITF 17 had no material impact on the group's previously reported profits and losses.

## Enquiries

For further information please contact:

Kath Kyle, Director of Investor Relations
Tess Kershaw, Director of Media Relations

Telephone:
01753 494 085 (Media)
01753 494 900 (Investors and Analysts)

Facsimile:
01753 494 090 (Media)
01753 494 909 (Investors and Analysts)

## Websites

www.centrica.com
www.house.co.uk
www.britishgasbusiness.co.uk
www.onetel.co.uk
www.centrica-sl.co.uk
www.directenergy.com
www.energyamerica.com
www.cplretailenergy.com
www.wturetailenergy.com
www.business.directenergy.com
www.luminus.be
www.luseoenergia.com

## REGISTERED OFFICE

Millstream
Maidenhead Road
Windsor
Berkshire
SL4 5GD